MARK N. SCHNEIDER

A PROFESSIONAL CORPORATION

ATTORNEY AT LAW	4764 SOUTH 900 EAST, SUITE 3-C SALT LAKE CITY, UTAH 84117	TELEPHONE: (801) 263-3576 FACSIMILE: (801) 685-0949

July 14, 2009

VIA EDGAR

Mr. Daniel Morris

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Wasatch Food Services, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed May 15, 2009
SEC File No. 000-53672

Dear Mr. Morris:

This firm is acting as legal counsel to Wasatch Food Services, Inc. (the “Company”) in connection with the above-referenced filing. In response to the Staff's comments as set forth in your June 11, 2009 letter to the Company, the Company is filing Amendment No. 1 to the registration statement concurrently with the transmittal of this letter.

For the convenience of the Staff in reviewing Amendment No. 1, the comments from your letter are quoted below and are followed in each case by the Company's response thereto. To the extent the responses contain references to page numbers, those references are to the printed page numbers at the bottom of each page of Amendment No. 1.

General

1.

Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

Response: Comment noted.

Forward Looking Statements, page 2

2.

We note your reference to the Private Securities Litigation Reform Act. Please revise to clarify that the safe harbor for forward looking statements is not available to you. Refer to Section 21E(a)(l) of the Securities Exchange Act of 1934.

Response: Change made, page 2. The reference to the Private Securities Litigation Reform Act has been deleted.

Daniel Morris

U.S. Securities and Exchange Commission

July 14, 2009

3.

We note your disclosure that the company "undertakes no obligation to publicly update or revise any forward-looking statements...." this statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event your existing disclosure materially changes. Therefore, please revise this disclosure accordingly and refrain from including such language in future filing.

Response: Change made, page 2. The section has been revised to delete the language referred to.

Item 1. Business, page 2

4.	Please revise this section to include a more detailed discussion of your operations since inception.

Response: Change made, pages 2-8. The section captioned “Item 1. Business” has been revised throughout to provide more detail.

5.

Disclose in the opening paragraphs of this section that your auditor expressed substantial doubt regarding your ability to continue as a going concern. Also disclose your net losses for the most recent fiscal year and interim period, as well as your accumulated deficit.

Response: Change made, page 2. A new paragraph has been added setting forth the requested disclosure.

6.

Please revise this section, where you deem appropriate, to clarify that your business is dependent upon the franchiser both for your business model and. if true, for your supplies. Please also disclose that your business cannot continue if your agreements with the franchisor are terminated or if the franchisor dissolves or otherwise experiences significant financial difficulty. In addition, please expand the risk factor on page 6 entitled "We depend on our franchisor to assist us..." to specifically discuss these risks.

Response: Changes made, pages 5 and 9. This section and the risk factor now entitled “We depend on our Franchisor in operating our business...” have been revised in accordance with the comment.

Corporate History, page 2

7.	Please revise to clarify when and where your subsidiary was incorporated.

Response: Change made, page 3.

BAJIO Mexican Grill Franchise, page 2

8.

Refer to the first sentence of the first paragraph on page 3. We note your reference to the authentic "aroma, quality and taste" of your food and the "warm, festive ambiance” of your restaurants. We view this language as marketing language. Please revise to remove this language and any other marketing language that appears in the registration statement.

Response: Changes made, page 3.

9.

Please revise the first sentence of the third paragraph on page 3 to describe the geographic area covered by the franchise agreement. Also disclose whether you are the exclusive franchisee in this geographic area.

Daniel Morris

U.S. Securities and Exchange Commission

July 14, 2009

Response: Changes made, page 4. Additional verbiage has been added with regard to the geographic scope of the Area Development Agreement and the Franchisor’s ability to open or license any person other than the Company in the Company’s areas.

10.

We note from your disclosure here and elsewhere in your filing that you acquired area development rights from Baijo-Idaho in 2007 for $25,000, and that such amount was paid to your President and an affiliated consultant as owners of Baijo-Idaho. Please explain to us how this transaction was negotiated. Include the business purpose for such transaction and source of capital for the consideration exchanged. We may have further comment on your response.

Response: Change made, pages 3-4. A new paragraph has been added in this section and in the section captioned “Item 7. Certain Relationships and Related Transactions” on page 23, which describes the transaction in more detail and provides the additional information requested by the comment. In addition, the financial statements have been revised to record the purchase of franchise rights from an entity under common control in the year ended December 31, 2007 at predecessor cost of $0, with the excess of the purchase price of $25,000 over the predecessor cost recorded as a reduction of additional paid-in capital.

11.

As Ryan Overton is the husband of Megan Overton, please tell us whether you consider Wasatch Food Services, Inc. and Bajio-Idaho, LLC to be entities under common control. Provide support and cite your basis in GAAP for your conclusion.

Response: As indicated above, the Company has determined that Wasatch Food Services, Inc. and Bajio-Idaho, LLC are entities under common control and has revised the financial statements accordingly.

12.

Refer to the third paragraph on page 3. Please revise, where appropriate, to describe the consulting services provided by Mr. Overton. In addition, please tell us, with a view to disclosure, whether retaining Mr. Overton's services is required by the franchising agreement with Bajio-Idaho, of which Mr. Overton is a part owner.

Response: Change made, pages 7-8. A new paragraph has been added as the second paragraph under the caption “Employees and Consultants” which describes the consulting arrangement and the services provided.

13.

We note that you are in default under the assigned area development and franchise agreement with Bajio LLC and that you are involved in discussions with the franchisor to extend the opening dates of the remaining three restaurants to be developed. Please disclose the potential impact upon your company should the franchisor refuse to grant these extensions. For example, please explain whether you would be required to dispose of the restaurant that you have already opened and whether you might be subject to termination fees under the leasing agreement. In addition, disclose whether any portion of the various franchise payments made to date would be refunded to you.

Response: Change made, page 4. Additional information with regard to the Area Development Agreement has been added in the first full paragraph on page 4, including the information requested by the comment.

Daniel Morris

U.S. Securities and Exchange Commission

July 14, 2009

14.	In this regard, please- add-a risk factor to discuss-the risks associated with your default.

Response: Change made, page 10. A new risk factor “We have not opened new restaurants by the opening dates set forth in the Area Development Agreement... has been added.

15.

It appears, from Exhibit 10.1, that you paid a "reduced" franchise fee (zero) because you represented that you were currently a Bajio franchisee or an existing franchisee of DAI (sic). Please tell us how you qualified for this treatment.

Response: At the time Wasatch acquired rights under the Area Development Agreement from Bajio-Idaho, the Franchisor agreed that Wasatch would not be required to pay a franchise fee or area development fee in connection with its first store. The waiver was granted because Bajio-Idaho and its affiliates were BAJIO franchisees at the time the agreement was signed, Bajio-Idaho and its affiliates had previously made payments to the Franchisor and other factors.

16.

Refer to the penultimate paragraph on page 3. Please revise to disclose the amount of monthly franchise and royalty fees to be paid by you, or alternatively, the formula for calculating, the amount of monthly franchise and royalty fees to be paid by you.

Response: Change made, page 4. Additional information with regard to the Franchise Agreement has been added including the percentage payments required for franchise fees and advertising fund payments.

17.

Refer to the penultimate paragraph on page 3. Please expand your discussion of the costs of compliance with the franchisor's policies and procedures, including any requirement that you purchase certain ingredients and other products directly from specified sources. In addition, please discuss the consequences of failure to comply with the franchisor's policies and procedures.

Response: Change made, page 3. The second paragraph in the section “The Franchise Agreement” provides the additional information requested.

18.

Refer to the last paragraph on page 3. Please revise the discussion of the line of credit to identify the bank which extended the credit line and clarify the origination and due dates of the credit agreement and notes payable. We note in this regard that the dates listed in the last paragraph on page 3 do not reconcile with the dates in the agreements that were filed as exhibits. Also, please title the original credit agreement as an exhibit in your next amendment.

Response: Changes made, page 6 and throughout. The first paragraph under “The Loan Agreements” has been revised to provide updated information with regard to the bank loan and to make the information presented consistent with the exhibits. In addition, Exhibit 10.4 has been amended to correct errors in the original filing and the original note and credit agreement has been added as new Exhibit 10.7. In addition, a recent amendment to the note has been added as Exhibit 10.11.

19.	Refer to the final paragraph on page 3. Please clarify the statement that the outstanding balance was "rolled over into a new note."

Daniel Morris

U.S. Securities and Exchange Commission

July 14, 2009

Response: Change made, page 6. The language has been changed to indicate that the original note was replaced by a new note containing similar terms except for the rate of interest and maturity date.

20.

Refer to the first paragraph on page 4. Please revise to disclose the date and the terms of your loan of $32,000 from Hobble Creek Investments, Inc. File the agreement as an exhibit in your next amendment.

Response: Change made, page 7. The second paragraph under “Loan Agreements” has been updated to describe the terms of related party loans and copies of the new loan agreements have been filed as exhibits 10.8 and 10.9 to the registration statement.

21.	Please revise the second paragraph on page 4 to clarify whether the compensation from the developer is a one-time or recurring fee.

Response: Change made, page 6. The third paragraph under “Facilities” describes the transaction with the developer/landlord and indicates that the payment was to be made one-time only.

Marketing and Sales, page 4

22.

Please revise to clarify whether advertising expenses includes the contributions to the franchisor's advertising and marketing fund. If not, revise to disclose the amount of your contribution to the advertising fund.

Response: Change made, pages 6-7. The paragraph has been revised to clarify that advertising expenses include the amounts paid to the advertising fund.

Competition, page 4

23.

Please revise to discuss the challenges presented by more established fast food chain restaurants that also prepare service-line style, made-to-order tortillas and other Mexican-themed fast foods. Please consider whether there are certain competitors that merit specific mention. Refer to Item 101(c)(x) of Regulation S-K.

Response: Change made, page 7.

Facilities, page 5

24.

Please confirm to us in your response that the rental payments detailed in this section are for both your offices and retail space discussed in this section. Please also confirm to us that your payments to the affiliate are at market rate. If such payments are not at market, please tell us whether the affiliate from whom you are subleasing is a significant shareholder, and how such rate differs from market. We may have further comment on your response.

Response: Changes made, pages 5-6. The first paragraph under “Facilities” has been changed to clarify that we use a small portion of the restaurant space as office space and additional language has been added to the second paragraph to disclose that Wasatch Idaho has a “pass through” arrangement with the affiliate so the affiliate receives no compensation in connection with the lease.

Daniel Morris

U.S. Securities and Exchange Commission

July 14, 2009

25.

As a related matter, please tell us more about the tenant improvement allowance. Please tell us whether the unrelated third party lessor provided such an allowance to your affiliate and, if so, tell us where this allowance is described in the "Triple Net Lease" in Exhibit 10.3. Alternatively, please tell us more about the origin, nature and purpose of this feature. It appears that you received the entire allowance in cash in cash in fiscal 2008. Please advise.

Response: Change made, page 6. The second paragraph under “Facilities” clarifies that the tenant improvement allowance was $30 per square foot as provided in Exhibit B of the lease and that the entire amount of such payment was made to Wasatch Idaho. In addition, Exhibit 10.3 has been amended to include Exhibit B which sets forth the terms of the tenant improvement allowance.

26.	Tell us whether and how you considered the tenant improvement allowance in determining the "market rate" in your consideration of the rental payments in our comment above.

Response: As indicated above in response to comment No. 24, the rental arrangement is on a “pass through basis” with no mark-up to the affiliate and the tenant improvement allowance was paid to Wasatch Idaho.

Risk Factors, page 5

27.	Please add a risk factor discussing the risk that you may not be able to absorb the costs of being a public company.

Response: Change made, pages 10-11.

28.	Please add a risk factor to discuss the difficulties of establishing and maintaining acceptable internal controls related to financial reporting.

Response: Change made, page 11.

29.

Please add a risk disclosing that poor quality food and/or service at BAJIO restaurants owned by other franchisees may adversely impact the public's perception of your restaurants and of the chain, generally, and therefore hurt your financial results.

Response: Change made, page 10.

Our $200,000 revolving line of credit with out bank matures on May 14, 2009 .... Page 5

30.

Please revise this risk factor and elsewhere as appropriate to clarify the amount you have borrowed against the line of credit as of the most recent practicable date. We note in this regard your disclosure on page 3 which appears to suggest you have borrowed the full amount available against the line of credit.

Response: Change made, page 8. The risk factor has been updated to reflect the most current information with regard to the loan and to make the information consistent with the disclosures on page 6.

31.

Also, revise this risk factor to discuss the consequences if you do not receive a further extension of the due date or obtain a replacement loan facility. Revise your liquidity section in this manner as well.

Daniel Morris

U.S. Securities and Exchange Commission

July 14, 2009

Response: Change made, page 8.

Our operations are subject to various risks.... page 5

32.

Please revise this risk factor to discuss the specific impact on your business of the current economic downturn. Quantify, to the extent you are able, the decrease in sales and the impact on financial condition you believe attributable to the recession.

Response: Change made, pages 8-9. This risk factor has been revised to eliminate the reference to decreased sales as a result of the recession.

Because we are a new business.... page 6

33.	Please revise to explain what "problems, delays, expenses and difficulties" you are vulnerable to as a start-up company.

Response: Change made, page 9. This risk factor has been revised to eliminate the sentence noted in the comment.

We will require additional funds to continue our business plan, page 6

34.

Please revise this risk factor to disclose whether you believe you have adequate funds to meet your obligations for the next twelve months. Revise your liquidity section in this manner as well. Also, discuss the risk that you may have difficulty obtaining debt financing given the current economic climate. Finally, revise to disclose the risk of dilution to existing shareholders should you choose to rely on additional equity offerings to raise capital.

Response: Change made, page 9. We also modified the liquidity section in MD&A in accordance with the comment.

35.	Please disclose the basis for your estimate that it will cost between $375,000 and $450,000 to begin operation of each additional restaurant.

Response: Change made, page 9. We have added language indicating that such estimate is based on information provided by the Franchisor and based on the Company’s experience with its first store.

We depend on the franchisor to assist us.... page 6

36.

Please revise this risk factor by expanding your discussion of the risks associated with being a franchisee. The discussion should include, among other things, risks associated with a potential failure to comply with the policies and procedures of the franchisor and restrictions on your ability to sell the franchise.

Response: Change made, page 9. The risk factor has been captioned “We depend on the Franchisor in operating our business” and has been expanded to include the information requested in the comment.

Daniel Morris

U.S. Securities and Exchange Commission

July 14, 2009

Management’s Discussion and Analysis

Tenant Location Fees Income, page 11

37.

Please explain to us in your response the facts and circumstances surrounding the negotiation of the agreement related to tenant referral fee income. Include in your response how the agreement was negotiated, when the agreement was finalized and signed, and the date your lease was signed. Please also tell us the material terms of such agreement, including the terms of any penalty clauses for nonperformance. Finally, please confirm that your company entered into this agreement directly with the developer. Alternatively, if your affiliate Bajio-Idaho, LLC initially entered into the agreement, please clarify this feet and describe the transfer of the contractual agreement in your disclosures. We may have further comment on your response.

Response: Additional information with regard to the payment from the developer/landlord has been included in the third paragraph under “Facilities” on Page 6 and in the MD&A section on page 15 under “Restatement of Consolidated Financial Statements for 2008 and 2007,” and in the second paragraph under “Off-Balance Sheet Arrangements” on page 20.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 14

38.	Please revise to clarify that the beneficial ownership table reflects all shares that may be acquired by holders within sixty days.

Response: Change made, page 21. A sentence has been added at the end of the paragraph to indicate that the Company has no outstanding options, warrants or convertible securities and that the numbers in the table do not include any shares that may be acquired within sixty days.

39.	Please revise to clarify the amount of common stock held by your officers and directors as a group.

Response: Change made, page 21.

Executive Compensation, page 15

40.	Please confirm to us that you did not pay any compensation in the form of salary, bonus, equity or otherwise during the fiscal years ended 2007 and 2008.

Response: Change made, page 22. We have added a sentence to the first paragraph of “Executive Compensation” confirming that no executive compensation was paid during the 2007 and 2008 fiscal years.

41.

We note from your tabular and footnote disclosure here that although your President received no compensation, you have recorded nominal amounts of compensation as capital contributions for services rendered in applicable years. Please explain to us and expand your disclosure, as appropriate, to indicate how you determined the amount to be recorded.

Response: Change made, page 23. Footnote 1 to the Summary Compensation Table has been expanded to describe the method for determining such amount.

Daniel Morris

U.S. Securities and Exchange Commission

July 14, 2009

Director Compensation, page 13

42.	We note that you do not currently provide compensation to your directors. Please revise to clarify, if true, that you have not paid director fees in the past.

Response: Change made, page 23. Additional language has been added under “Director Compensation” to indicate that no director compensation ahs been paid in the past.

Item 10. Recent Sales of Unregistered Securities, page 17

43.

With a view toward revised disclosure, please provide us with additional support for your, conclusion that the Section 4(2) exemption-is available for the three private placement offerings described in the registration statement Discuss the nature of the investors and how you determined that the investors satisfied the sophistication requirements of the exemption.

Response: Change made, page 25. The section has been revised to provide additional information with regard to the placements and to indicate that Form D filings were made in connection with all offerings other than the initial sale to the Company’s founding stockholders.

Consolidated Balance Sheets, page F-3

44.	Please add a footnote to explain the nature and computation of the deposits.

Response: Change made, we have added a policy note for deposits in Note 1 on page F-9.

Note 3. Property and Equipment name F-9

45.

You state that leasehold improvements were reduced by a tenant improvement allowance. Please explain how your accounting is consistent with the guidance set forth in FTB 88-1, Response to Question 2. We may have further comments upon review of your response.

Response: As indicated in Note 13, the Company’s previously reported consolidated financial statements as of and for the years ended December 31, 2008 and 2007 have been restated to reflect the correction of errors in recording rent expense for the operating lease of its restaurant premises, including the requirement to defer and amortize, on a straight-line basis, lease incentives received over the life of the lease and to report rent expense on a straight-line basis over the life of the lease where there are scheduled rent increases. In addition, the purchase of franchise rights from an entity under common control in the year ended December 31, 2007 has been recorded at predecessor cost of $0, with the excess of the purchase price of $25,000 over the predecessor cost recorded as a reduction of additional paid-in capital. The correction of these errors also impacted the reported cost basis of property and equipment and the related depreciation expense and the income tax (benefit) provision.

Note 4 - Franchise Rights, pane F-9

46.

We note from your disclosure here and elsewhere in your filing that you have fully expensed the cost of the acquired franchise rights as a preopening cost in 2007. The cost of acquiring an intangible asset does not fall within the scope of SOP 98-5 which provides guidance on the financial reporting of start-up costs. It does not appear that any related write-off of this nature should be accounted for or classified as such. Reference is made to paragraph 8 of the SOP. Please provide support for your

Daniel Morris

U.S. Securities and Exchange Commission

July 14, 2009

apparent conclusion that the cost of the franchise rights should be fully expensed in fiscal 2007. Cite your basis in GAAP for the accounting methodology you applied. Finally, we assume that you were required to pay a $15,000 development fee in connection with the opening of your first restaurant. If that payment was made, please tell us how it was accounted for and, if it was not fully expensed at the time of payment, explain why your conclusions differ with respect to this required fee. If that payment was not made, please state this fact in the filing and tell us whether and/or how the related liability was recorded in the financial statements. We may have further comments upon review of your response.

Response: Please see the response to comment No. 45 above.

Note 9 - Operating Leases, page F-11

47.

We note from your disclosure here that your lease payment schedule provides for a fixed rate for the first five years and a higher fixed rate for the next five years of the original 10-year lease term. Please confirm to us that you have calculated and recorded your rent expense on a straight line basis over the initial lease term of 10 years.

Response: Please see the response to comment no. 45 above.

General

48.	Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

Response: Financial statements as of March 31, 2009 and 2008 and for the three month periods then ended are included in Amendment No. 1. Item 2. Financial Information: Management’s Discussion and Analysis has also been expanded to provide a discussion of such interim financial statements.

Exhibit 10.1

49.

We note that the Franchise Agreement contains several references to Subway restaurants. With a view toward disclosure, please describe for us the relationship, if any, between your company and its affiliates, the franchisor and Subway restaurants.

Response: The Company understands that Subway has an ownership interest in Bajio, LLC. The Company and its affiliates have no relationship with Subway other than the indirect relationship arising from the status of the Company as a franchisee of Bajio, LLC. We believe the references in the Franchise Agreements to Subway restaurants are typographical errors and that such references should be to Bajio, LLC.

In addition to responding to the specific comments set forth above, the Company has made changes to the registration statement to update certain information, to correct typographical and grammatical errors, to add additional disclosure, and to make conforming changes throughout the document.

Included herewith pursuant to your request is a letter from the Company acknowledging the Company’s understanding that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission

Daniel Morris

U.S. Securities and Exchange Commission

July 14, 2009

from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you have any questions or require any additional information, please telephone the undersigned at (801) 263-3576, or send an email message to mnschneider@mnslaw.net.

Sincerely,

/s/ Mark N. Schneider

Mark N. Schneider

cc:	Wasatch Food Services, Inc.
J. Nolan Williams, U.S. Securities and Exchange Commission
HJ & Associates, LLC

Wasatch Food Services, Inc.

July 14, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Wasatch Food Services, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed May 15, 2009
SEC File No. 000-53672

Ladies and Gentlemen:

Wasatch Food Services, Inc., a Nevada corporation (the “Company”) has received a letter from the staff of the U.S. Securities and Exchange Commission, dated June 11, 2009, setting forth comments with regard to the Company’s Registration Statement on Form 10. In connection with the Company’s response to such comments, the Company understands that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Ben Peay

Ben Peay
President